SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULED 13d-2(a) UNDER THE SECURITIES ACT OF 1934

Syneron Medical Ltd.
(Name of Issuer)

Ordinary Shares	M87245102
(Title of class of securities)	(CUSIP number)

European High-Tech Capital S.A.
52 Haag Street
Haifa, Israel
Telephone: +972-4-834-2928
(Name, address and telephone number of person authorized to receive notices and communications)

December 22, 2008 (1)
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13(d)-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

(1) On or around this date, The Eckhouse Foundation, which was created for the benefit of members of Dr. Eckhouse's family and friends and owned all of the shares of European High-Tech Capital S.A., was dissolved (the "Dissolution Event").

(Continued on following pages)

1	NAME OF REPORTING PERSONS Shimon Eckhouse
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100,000 (1)
	8	SHARED VOTING POWER 2,629,147 (2)
	9	SOLE DISPOSITIVE POWER 100,000 (1)
	10	SHARED DISPOSITIVE POWER 2,629,147 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,729,147
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8% (3)
14	TYPE OF REPORTING PERSON (See instructions) IN

(1) Represents options held by Mr. Eckhouse exercisable into 100,000 ordinary shares of Syneron Medical Ltd.

(2) This figure is of the date of this filing and as of December 22, 2008.

(3) Based on 34,674,889 ordinary shares outstanding as of December 31, 2010 (as reported in the Issuer's Form 20-F filed with the Securities and Exchange Commission ("SEC") on March 28, 2011).  At the time of the Dissolution Event, this figure was 9.9% based on 27,472,775 ordinary shares outstanding as of December 31, 2008, as reported in the Issuer's Form 20-F filed with the SEC on March 24, 2009.

1	NAME OF REPORTING PERSONS Musia Eckhouse
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,629,147 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,629,147 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,629,147 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6% (2)
14	TYPE OF REPORTING PERSON (See instructions) IN

(1) This figure is of the date of this filing and as of December 22, 2008.

(2) Based on 34,674,889 ordinary shares outstanding as of December 31, 2010 (as reported in the Issuer's Form 20-F filed with the SEC on March 28, 2011).  At the time of the Dissolution Event, this figure was 9.5% based on 27,472,775 ordinary shares outstanding as of December 31, 2008, as reported in the Issuer's Form 20-F filed with the SEC on March 24, 2009.

1	NAME OF REPORTING PERSONS European High-Tech Capital, S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevis, West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,629,147 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,629,147 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,629,147 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6% (2)
14	TYPE OF REPORTING PERSON (See instructions) CO

(1) This figure is of the date of this filing and as of December 22, 2008.

(2) Based on 34,674,889 ordinary shares outstanding as of December 31, 2010 (as reported in the Issuer's Form 20-F filed with the SEC on March 28, 2011).  At the time of the Dissolution Event, this figure was 9.5% based on 27,472,775 ordinary shares outstanding as of December 31, 2008, as reported in the Issuer's Form 20-F filed with the SEC on March 24, 2009.

Item 1.   Security and Issuer

This Statement on Schedule 13D (this "Statement") relates to the ordinary shares, par value NIS0.01 (the "Ordinary Shares") of Syneron Medical Ltd., a company organized under the laws of Israel ("Syneron").  The address of the principal executive offices of Syneron is Industrial Zone, Yokneam Illit, 20692, Tavor Building P.O.B. 550, Israel.

Item 2.   Identity and Background.

(a) – (c), (f) This Statement is filed by Dr. Shimon Eckhouse and Mrs. Musia Eckhouse, individuals who are citizens of the State of Israel, and European High-Tech Capital, S.A. ("European", and together with Dr. Shimon Eckhouse and Mrs. Musia Eckhouse, each a "Reporting Person" and jointly, the "Reporting Persons"), a company incorporated under the laws of the Island of Nevis. European is wholly owned by Dr. Shimon Eckhouse and Mrs. Musia Eckhouse, who jointly own its shares.  Dr. Shimon Eckhouse is chairman of the Board of Directors of European.  Information called for by Items 2 through 6 hereof is also provided, where applicable, with respect to Ms. Michal Drayman, an individual who is a citizen of the State of Israel and a director and an officer of European ("Drayman").  The principal business address of Dr. Shimon Eckhouse's and European is 52 Haag Street, Haifa, Israel.  Mrs. Musia Eckhouse's principal address is 52 Haag Street, Haifa, Israel.  Drayman's principal business address is Hamigdal 11, Karkur, Israel.  The principal business of European is investment in medical device and high tech companies.  Dr. Shimon Eckhouse is a private investor and serves as a director in several companies.  He also serves as the Chairman of the Board of Directors of Syneron. The principal business of Drayman is as an employee of European.

(d) – (e) During the last five years none of any of the Reporting Persons, nor Drayman, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

The 2,629,147 Ordinary Shares of Syneron were acquired by European using the personal funds of Dr. Shimon Eckhouse transferred to European upon its incorporation.  The options to acquire 100,000 ordinary shares of Syneron were obtained by Dr. Shimon Eckhouse for no cash consideration.

Item 4.   Purpose of Transaction.

The Reporting Persons intend to review the performance of their investment in Syneron from time to time.  Depending on various factors, including the business, prospects and financial position of Syneron, the current and anticipated future price levels of the Ordinary Shares and currency exchange rates, the conditions in the securities markets and general economic and industry conditions, as well as the other investment opportunities available to them, the Reporting Persons will take such actions with respect to their investment in Syneron as they deem appropriate in light of the circumstances existing from time to time.  The Reporting Persons may purchase additional Ordinary Shares of Syneron or may, and hereby reserve the right to, dispose of some or all of their holdings, including in accordance with a Rule 10b5-1 trading plan, in the open market, in public offerings, in privately negotiated transactions or in other transactions, including derivative transactions.

Except as provided above, the Reporting Persons do not have any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although the Reporting Persons reserve the right to develop such plans).

Item 5.   Interest in Securities of the Issuer.

(a)
As of the date of this filing, Dr. Shimon Eckhouse, as a result of his control over European, is the beneficial owner of 2,629,147 Ordinary Shares of Syneron held by European.  In addition, Dr. Shimon Eckhouse holds options exercisable within 60 days of the date of this filing into 100,000 Syneron ordinary shares.  As such, Dr. Shimon Eckhouse is the beneficial owner of 2,729,147 Ordinary Shares of Syneron, representing approximately 7.8% of the total outstanding Ordinary Shares of Syneron based on 34,674,889 Ordinary Shares outstanding as of December 31, 2010 (as reported in the Issuer's Form 20-F filed with the SEC on March 28, 2011).   At the time of the Dissolution Event, this figure was 9.9% based on 27,472,775 Ordinary Shares outstanding as of December 31, 2008, as reported in the Issuer's Form 20-F filed with the SEC on March 24, 2009.

As of the date of this filing, Mrs. Musia Eckhouse, as a result of her control over European, is the beneficial owner of 2,629,147 Ordinary Shares of Syneron held by European.  This represents approximately 7.6% of the total outstanding Ordinary Shares of Syneron based on 34,674,889 Ordinary Shares outstanding as of December 31, 2010 (as reported in the Issuer's Form 20-F filed with the SEC on March 28, 2011).   At the time of the Dissolution Event, this figure was 9.5% based on 27,472,775 Ordinary Shares outstanding as of December 31, 2008, as reported in the Issuer's Form 20-F filed with the SEC on March 24, 2009.

As of the date of this filing, European is the beneficial owner of 2,629,147 Ordinary Shares of Syneron held by European directly.  This represents approximately 7.6% of the total outstanding Ordinary Shares of Syneron based on 34,674,889 Ordinary Shares outstanding as of December 31, 2010 (as reported in the Issuer's Form 20-F filed with the SEC on March 28, 2011).   At the time of the Dissolution Event, this figure was 9.5% based on 27,472,775 Ordinary Shares outstanding as of December 31, 2008, as reported in the Issuer's Form 20-F filed with the SEC on March 24, 2009.

(b)
As a result of European being the record owner of 2,629,147 Ordinary Shares of Syneron, and as a result of Dr. Shimon Eckhouse's and Mrs. Musia Eckhouse's joint control over European, the Reporting Persons have the shared power to vote or direct the vote of, and the shared power to dispose of or direct the disposition of, 2,629,147 Ordinary Shares of Syneron.

As a result of Dr. Shimon Eckhouse's beneficial ownership of options exercisable within 60 days of the date of this filing into 100,000 Syneron ordinary shares, Dr. Shimon Eckhouse also has the sole power to vote or direct the vote of, and the sole power to dispose of or direct the disposition of, 100,000 Ordinary Shares of Syneron.

(c)	The Reporting Persons have not effected any transaction in Ordinary Shares of Syneron during the 60 days prior to the filing of this Schedule 13D, except as described in Item 6 below.

(d)	Not applicable.

(e)	Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On or around December 22, 2008, The Eckhouse Foundation, which was created for the benefit of members of Dr. Eckhouse's family and friends and owned all the shares of European, was dissolved (the "Dissolution Event").  Around the same time a certain nominee agreement between Starlight and European (the "Nominee Agreement"), pursuant to which 2,287,331 Ordinary Shares of Syneron were held by Starlight Capital Ltd. ("Starlight") as a nominee for European, was terminated.  According to the termination provisions, 2,287,331 Ordinary Shares of Syneron held by Starlight as a nominee of European were to be transferred to European.  Such shares were transferred on November 17, 2011.

On September 28, 2006, Dr. Shimon Eckhouse signed an option agreement with Syneron granting him options to acquire 100,000 Ordinary Shares of Syneron pursuant to the Company's stock incentive plans for no cash consideration.  As of the date hereof, all options are vested and exercisable at an exercise price of $27.73.

Item 7.   Material to be Filed as Exhibits.

1	Termination of the Nominee Agreement dated December 22, 2008.

2	Joint Filing Agreement, dated December 22, 2011, among Dr. Shimon Eckhouse, Mrs. Musia Eckhouse and European.

Signatures

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

December 22, 2011

European High-Tech Capital S.A. /s/ Michal Drayman By: Michal Drayman Title: Director

Dr. Shimon Eckhouse /s/ Shimon Eckhouse Mrs. Musia Eckhouse /s/ Musia Eckhouse